Mail Stop 3010

January 12, 2010

Mr. Wayne N Pham
Vice President of Finance and Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re: Mission West Properties, Inc
             Form 10-KSB for the year ended December 31, 2008
             Form 10-Q for the quarterly period ended June 30, 2009
             Definitive Proxy Statement on Schedule 14A filed April 9, 2009
             File No. 001-34000

Dear Mr. Pham:

We have reviewed your response letter dated October 27, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2008

Exhibit Index, page 84

1. We note your response to comment 7 in our letter dated September 29, 2009. Our comment pertained to the missing exhibits and/or schedules that were referenced <u>in</u> the material contracts filed as Exhibits 10.15, 10.15.10 and 10.54, and not that those exhibits did not have separate and complete EDGAR headers. Item 601(b)(10) of Regulation S-K requires you to file material contracts in their entirety. Therefore, please file Exhibits 10.15, 10.15.10 and 10.54 in their entirety, including all exhibits and/or schedules referenced in those contracts, in your next periodic filing.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 8

Base Salaries, page 8

2. We note your response to comment 9 in our letter dated September 29, 2009. Please review your CD&A to ensure that you are giving the appropriate amount of analysis called for by Item 402(b) of Regulation S-K. Note that your CD&A should include <u>specific</u> disclosure about how and why each named officer received the base salary that he did in that year. You state in your response that the compensation committee took into account your "operating results, the named officers' specific duties and performance during the year, and general economic conditions for the industry and broader economy." Please explain how each of those factors were considered and applied in making the compensation determination. Provide similar disclosure in future filings and tell us how you would expand your CD&A to include such disclosure.

Stock Option Rights, page 9

3. We note your response to comment 9 in our letter dated September 29, 2009. Please reference comment 2 above. Your response does not provide specific disclosure about how and why the compensation committee made the compensation decision that it did with regard to the stock option grants to Messrs. Pham and Marino. Please tell us how you would expand your CD&A to comply with our comment and provide similar disclosure in future filings.

Please respond to the comment included in this letter within ten business days. Please submit your response on EDGAR. You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 or Sonia Barros Legal Branch Chief at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief